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Exhibit 99.1

NEWS RELEASE                                         (INTEROIL CORPORATION LOGO)
--------------------------------------------------------------------------------

                      INTEROIL ANNOUNCES DATE FOR DELISTING
                       FROM THE AUSTRALIAN STOCK EXCHANGE

      JUNE 9, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced on February 18, 2005 that it would be seeking permission, under Listing Rule 17.11 of the Australian Stock Exchange ("ASX"), to be removed from the official list of the ASX on a date to be decided by the ASX not less than 3 months following the date of the announcement.

      Notification has been received from the ASX confirming that the company's securities will be removed from the official list of the ASX as of the close of trading on Wednesday, June 15, 2005. The ASX also advised that, in preparation for the delisting, the company's securities will be suspended from official quotation as of the close of trading on Friday, June 10, 2005.

      InterOil's common shares continue to be traded on the Toronto Stock Exchange under the symbol IOL, on the American Stock Exchange under the symbol IOC, and on the Papua New Guinea Stock Exchange under the symbol IOC.

      "This completes our previously announced strategy of concentrating our corporate activities in North America where our securities are closely followed and simplifies our access to the world's largest capital market," said Phil Mulacek, CEO and Chairman. "We also would like to thank the Australian Stock Exchange for their support over the past 5 years."

      InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol
IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol

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IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

Gary M Duvall                          Anesti Dermedgoglou
V.P., Corporate Development            V.P., Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston, TX USA                        Cairns, Qld Australia
Phone:  +1 281 292 1800                Phone: +617 4046 4600

                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.


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